Exhibit 99.1

ATRenew Inc. Reports Unaudited First Quarter 2022 Financial Results

SHANGHAI, May 24, 2022 /PRNewswire/ -- ATRenew Inc. (“ATRenew” or the “Company”) (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights

•	Total net revenues grew by 45.7% to RMB2,206.5 million (US$348.1 million) from RMB1,514.4 million in the first quarter of 2021.
•

Loss from operations was RMB134.8 million (US$21.3 million), compared to RMB111.4 million in the first quarter of 2021. Adjusted income from operations (non-GAAP)[1] was RMB3.9 million (US$0.6 million) compared to an adjusted loss from operations of RMB33.6 million in the first quarter of 2021.

•

Total Gross Merchandise Volume (“GMV[2]”) increased by 51.6% to RMB9.4 billion from RMB6.2 billion in the first quarter of 2021. GMV for product sales increased by 57.1% to RMB2.2 billion from RMB1.4 billion in the first quarter of 2021. GMV for online marketplaces increased by 50.0% to RMB7.2 billion from RMB4.8 billion in the first quarter of 2021.

•	Number of consumer products transacted[3] increased by 31.3% to 8.4 million from 6.4 million in the first quarter of 2021.

Mr. Kerry Xuefeng Chen, the Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “During the first quarter of 2022, our business operations demonstrated resilience against the volatility brought by a series of resurgences of COVID-19 outbreaks due to the highly transmissible Omicron variant. We attribute our resilience to the hard work and commitment of our team and the continued implementation of our city-level service integration strategy. Our upgraded strategy proved invaluable as we navigated challenges posed by regional lockdowns leveraging fulfillment capabilities from nearby cities to combat supply chain interruptions. However, as macro uncertainty remains in the near future, we will prioritize operational efficiency and aim at achieving decent growth while synchronizing our business model with China’s dual-carbon goal through the coming decades.”

Mr. Rex Chen, the Chief Financial Officer of ATRenew, added, “We are pleased to report another profitable quarter, with non-GAAP operating income reaching RMB3.9 million. This result, achieved in the face of the continuing macro

[1]	See “Reconciliations of GAAP and Non-GAAP Results” for more information.
[2]

“GMV” represents the total dollar value of goods distributed to merchants and consumers through transactions on the Company’s platform in a given period for which payments have been made, prior to returns and cancellations, excluding shipping cost but including sales tax.

[3]

“Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

headwinds, demonstrates the extent to which we have optimized our cost structure compared with the same quarter last year. Our swift adoption of flexible and safety-focused operations safeguarded and bolstered our overall growth. During the lockdown in Shanghai, in addition to providing our employees with care and support, we also donated anti-COVID supplies to universities and communities in Shanghai as part of our effort in further integrating corporate social responsibility into our commercial operations. In the near term, we will remain prudent in our expansion and expenditure in the event that regional lockdowns continue. We employ a disciplined and balanced capital allocation strategy in order to ensure that we have sufficient cash to sustain business operations and tackle potential contingencies. Meanwhile, we firmly believe that strategically investing in supply chain capabilities and technology will widen our competitive moat in the long run.”

First Quarter 2022 Financial Results

REVENUE

Total net revenues increased by 45.7% to RMB2,206.5 million (US$348.1 million) from RMB1,514.4 million in the same period of 2021.

•

Net product revenues increased by 45.7% to RMB1,908.9 million (US$301.1 million) from RMB1,310.5 million in the same period of 2021. The increase was primarily attributable to an increase in the sourcing volume and the corresponding sales of pre-owned consumer electronics through PJT Marketplace, Paipai Marketplace and the Company’s offline channels.

•

Net service revenues increased by 46.0% to RMB297.6 million (US$46.9 million) from RMB203.9 million in the same period of 2021. The increase was primarily due to the increases in transaction volume on PJT Marketplace and Paipai Marketplace.

OPERATING COSTS AND EXPENSES

Operating costs and expenses increased by 44.7% to RMB2,352.5 million (US$371.1 million) from RMB1,626.2 million in the same period of 2021.

•	Merchandise costs increased by 49.7% to RMB1,640.0 million (US$258.7 million) from RMB1,095.7 million in the same period of 2021. The increase was primarily due to the growth in product revenues.
•

Fulfillment expenses increased by 32.8% to RMB296.2 million (US$46.7 million) from RMB223.0 million in the same period of 2021. The increase was primarily due to (i) the increases in logistics expenses and operation center related expenses, which were in line with the increase in sales of pre-owned consumer electronics; (ii) an increase in personnel cost in connection with the Company’s growing business; and (iii) an increase in the recognition of share-based compensation expense resulting from options granted to employees with an IPO condition since the second quarter of 2021.

•

Selling and marketing expenses increased by 38.3% to RMB307.8 million (US$48.6 million) from RMB222.6 million in the same period of 2021. The increase was primarily due to (i) an increase in sales promotion and coupon expenses in connection with business development; (ii) an increase in personnel cost in connection with the Company’s growing business; and (iii) an increase in the recognition of share-based compensation expense resulting from options granted to employees with an IPO condition since the second quarter of 2021.

•

General and administrative expenses increased by 53.1% to RMB45.0 million (US$7.1 million) from RMB29.4 million in the same period of 2021. The increase was primarily due to the increase in the recognition of share-

based compensation expense resulting from options granted to employees with an IPO condition since the second quarter of 2021.
•

Technology and content expenses increased by 14.4% to RMB63.5 million (US$10.0 million) from RMB55.5 million in the same period of 2021. The increase was primarily due to (i) the increases in operation center and system upgrade related expenses in connection with the Company’s growing business; and (ii) the increase in the recognition of share-based compensation expense resulting from options granted to employees with an IPO condition since the second quarter of 2021.

LOSS (INCOME) FROM OPERATIONS

Loss from operations increased by 21.0% to RMB134.8 million (US$21.3 million) from RMB111.4 million in the same period of 2021. Adjusted income from operations (non-GAAP), excluding amortization of intangible assets and deferred cost resulting from assets and business acquisitions and recognition of share-based compensation expense resulting from options granted to employees, was RMB3.9 million (US$0.6 million), compared to an adjusted loss from operations of RMB33.6 million in the same period of 2021.

NET LOSS

Net loss increased by 70.3% to RMB161.4 million (US$25.5 million) from RMB94.8 million in the same period of 2021. Adjusted net loss (non-GAAP)1 was RMB35.8 million (US$5.7 million), compared to RMB36.4 million in the same period of 2021.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB0.99 (US$0.16), compared to RMB32.13 in the same period of 2021.

Adjusted basic and diluted net loss per ordinary share (non-GAAP)1 were RMB0.22 (US$0.03), compared to RMB1.94 in the same period of 2021.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers decreased to RMB2,419.5 million (US$381.7 million) as of March 31, 2022, from RMB2,421.9 million as of December 31, 2021.

Business Outlook

For the second quarter of 2022, the Company currently expects its total revenues to be between RMB2,000.0 million and RMB2,050.0 million. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

On December 28, 2021, ATRenew announced a share repurchase program, effective immediately, to repurchase up to US$100 million of its shares over a twelve-month period. As of March 31, 2022, the company had repurchased 4,753,840 American depositary shares (“ADSs”) in the open market at an average price of US$4.73 per ADS, with a total cash consideration of US$22 million.

Conference Call Information

The Company’s management will hold a conference call Tuesday, May 24, 2022, at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on Tuesday, May 24, 2022) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	8697849

The replay will be accessible through May 31, 2022, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	7316914

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2022.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted loss from operations, adjusted net loss and adjusted net loss per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted loss from operations is loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net loss is net loss excluding the impact of share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effect of amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net loss per ordinary share is adjusted net loss attributable to ordinary shareholders divided by weighted average number of shares used in calculating net loss per ordinary share. Adjusted net loss attributable to ordinary shareholders is net loss attributable to ordinary shareholders excluding the impact of share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effect of amortization of intangible assets and deferred cost resulting from assets and business acquisitions.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted loss from operations and adjusted net loss help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted loss from operations and adjusted net loss provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effect of amortization of intangible assets and deferred cost resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to loss from operations, net loss, and net loss attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to provide facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31,	As of March 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,356,342	1,126,509	177,702
Restricted cash	150,000	—	—
Short-term investments	510,467	880,000	138,817
Amount due from related parties, net	410,088	304,907	48,098
Inventories	478,751	667,833	105,348
Funds receivable from third party payment service providers	405,095	412,958	65,143
Prepayments and other receivables, net	840,102	776,980	122,566
Total current assets	4,150,845	4,169,187	657,674
Non-current assets:
Long-term investments	241,527	237,746	37,504
Property and equipment, net	103,843	102,149	16,114
Intangible assets, net	1,075,811	994,752	156,918
Goodwill	1,803,415	1,803,415	284,482
Other non-current assets	127,321	105,118	16,582
Total non-current assets	3,351,917	3,243,180	511,600
TOTAL ASSETS	7,502,762	7,412,367	1,169,274
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	94,999	154,364	24,350
Accounts payable	41,311	74,974	11,827
Contract liabilities	211,964	258,784	40,822
Accrued expenses and other current liabilities	296,627	368,817	58,179
Accrued payroll and welfare	105,787	75,249	11,870
Amount due to related parties	73,976	65,787	10,378
Total current liabilities	824,664	997,975	157,426
Non-current liabilities:
Operating lease liabilities, non-current	34,501	35,511	5,602
Deferred tax liabilities	223,138	210,025	33,131
Total non-current liabilities	257,639	245,536	38,733
TOTAL LIABILITIES	1,082,303	1,243,511	196,159
TOTAL SHAREHOLDERS' EQUITY	6,420,459	6,168,856	973,115
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,502,762	7,412,367	1,169,274

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended,
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Net revenues
Net product revenues	1,310,547	2,075,955	1,908,932	301,127
Net service revenues	203,884	359,873	297,572	46,941
Operating expenses (1)(2)
Merchandise costs	(1,095,696)	(1,800,488)	(1,640,022)	(258,707)
Fulfillment expenses	(223,019)	(290,128)	(296,220)	(46,728)
Selling and marketing expenses	(222,580)	(368,767)	(307,794)	(48,553)
General and administrative expenses	(29,408)	(51,898)	(44,958)	(7,092)
Technology and content expenses	(55,499)	(61,962)	(63,539)	(10,023)
Total operating expenses	(1,626,202)	(2,573,243)	(2,352,533)	(371,103)
Other operating income, net	361	11,523	11,241	1,773
Loss from operations	(111,410)	(125,892)	(134,788)	(21,262)
Interest expense	(6,552)	(1,785)	(1,003)	(158)
Interest income	3,420	2,086	1,724	272
Other income (loss), net	914	(53,301)	(38,623)	(6,093)
Loss before income taxes	(113,628)	(178,892)	(172,690)	(27,241)
Income tax benefits	19,459	82,103	13,113	2,069
Share of loss in equity method investments	(612)	(6,847)	(1,775)	(280)
Net loss	(94,781)	(103,636)	(161,352)	(25,452)
Accretion of convertible redeemable preferred shares	(508,627)	—	—	—
Net loss attributable to ordinary shareholders of the Company	(603,408)	(103,636)	(161,352)	(25,452)
Net loss per ordinary share:
Basic	(32.13)	(0.63)	(0.99)	(0.16)
Diluted	(32.13)	(0.63)	(0.99)	(0.16)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	18,782,620	163,367,269	162,576,959	162,576,959
Diluted	18,782,620	163,367,269	162,576,959	162,576,959
Net loss	(94,781)	(103,636)	(161,352)	(25,452)
Foreign currency translation adjustments	(275)	1,390	499	79
Total comprehensive loss	(95,056)	(102,246)	(160,853)	(25,373)
Accretion of convertible redeemable preferred shares	(508,627)	—	—	—
Total comprehensive loss attributable to ordinary shareholders	(603,683)	(102,246)	(160,853)	(25,373)

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended,
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	—	(10,291)	(14,763)	(2,329)
Selling and marketing expenses	—	(8,600)	(15,406)	(2,430)
General and administrative expenses	—	(18,977)	(16,583)	(2,616)
Technology and content expenses	—	(7,656)	(4,559)	(719)
(2) Includes amortization of intangible assets and deferred cost resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(76,258)	(88,455)	(85,755)	(13,528)
Technology and content expenses	(1,580)	(1,580)	(1,580)	(249)

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended,
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Loss from operations	(111,410)	(125,892)	(134,788)	(21,262)
Add:
Share-based compensation expense	—	45,524	51,311	8,094
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	77,838	90,035	87,335	13,777
Adjusted (loss) income from operations (non-GAAP)	(33,572)	9,667	3,858	609
Net loss	(94,781)	(103,636)	(161,352)	(25,452)
Add:
Share-based compensation expense	—	45,524	51,311	8,094
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	77,838	90,035	87,335	13,777
Less:
Tax effect of amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(19,459)	(82,103)	(13,113)	(2,069)
Adjusted net loss (non-GAAP)	(36,402)	(50,180)	(35,819)	(5,650)
Adjusted net loss per ordinary share (non-GAAP):
Basic	(1.94)	(0.31)	(0.22)	(0.03)
Diluted	(1.94)	(0.31)	(0.22)	(0.03)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	18,782,620	163,367,269	162,576,959	162,576,959
Diluted	18,782,620	163,367,269	162,576,959	162,576,959